November 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	XCF Global, Inc.
Delaying Amendment – Registration Statement on Form S-1
File No. 333-291020

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-291020) filed by XCF Global, Inc. (the “Company”) on October 22, 2025:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

If you have any questions concerning this delaying amendment, please contact Thomas L. Hanley of Stradley Ronon Stevens & Young, LLP, counsel to the Company, at (215) 564-8577 or by email at thanley@stradley.com.

Very truly yours,

XCF GLOBAL, INC.

By:	/s/ Simon Oxley
Simon Oxley
Chief Financial Officer